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                                                                    EXHIBIT 23.2

                    INDEPENDENT AUDITORS' REPORT ON SCHEDULE

To the Board of Directors and Shareholders of Nanometrics Incorporated:

Our audits of the consolidated financial statements of Nanometrics Incorporated (the Company) for the three years in the period ended December 31, 1999 also included the consolidated financial statement schedule of the Company, listed in
Item 14(a)(2). The consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.





DELOITTE & TOUCHE LLP
San Jose, California
February 15, 2000